(The following is an unofficial English translation of the Report for the 63rd Fiscal Year of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)














                         Report for the 63rd Fiscal Year
                         -------------------------------
                     (April 1, 2004 through March 31, 2005)
                     --------------------------------------










                              Advantest Corporation
                              ---------------------

                                    Contents
                                    --------


Message to Shareholders   3

(Attachments to the Convocation Notice of the 63rd Ordinary General Meeting of Shareholders)
Business Report   4
Consolidated Balance Sheets   19
Consolidated Statements of Income   20
Balance Sheets   23
Statements of Income   24
Proposed Appropriation of Retained Earnings 27
Copy of Independent Auditor's Report (Consolidated) 28
Copy of Board of Corporate Auditors' Audit Report (Consolidated) 29
Copy of Independent Auditor's Report 30
Copy of Board of Corporate Auditors' Audit Report 31

(Reference) Memorandum to Shareholders 32

                             Message to Shareholders
                             -----------------------

To Our Shareholders

         We are pleased to send you our "Report for the 63rd Fiscal Year (from April 1, 2004 to March 31, 2005)."

         In response to severe competition and the unfavorable business climate triggered by the collapse of the IT bubble, in October 2001 Advantest launched a company-wide initiative called "Initiative 21." The final year of the campaign was set for fiscal 2004, which was also Advantest's 50th anniversary year.

         The business environment in fiscal 2004 was favorable due to an increased appetite for capital expenditures in the semiconductor industry, supported by factors such as a recovery in the electronics market and strong demand for personal computers. In this environment, the Advantest Group has sought to expand sales by marketing new, high-value-added products that meet market needs, while focusing on fundamental improvements to our manufacturing system and implementing cost reductions to increase our revenues.

         During this term Advantest also implemented the "Code of Ethics for Officers" in order to achieve a higher level of ethical conscience, integrity and social justice in our corporate activities. We have also made management more transparent to our investors, shareholders, customers and other stakeholders, and have sought to build a globally competitive management operation. Furthermore, the "Internal Control Committee" was established to achieve three goals: (1) Efficacy and efficiency of business management; (2) reliability of financial reporting and (3) compliance with laws and regulations.

         As a result of these efforts, net sales this fiscal year increased by 37.4% to JPY 239.4 billion from the previous fiscal year. Income before income taxes increased by 114.0% to JPY 61.8 billion and net income increased 119.7% to JPY 38.0 billion from the previous fiscal year.

         Advantest believes that the maintenance and growth of corporate value in the long term is fundamental to shareholder profit. Based on our basic profit distribution policy of maintaining consistent dividend payouts, we intend to propose at the 63rd Ordinary General Meeting of Shareholders, to be held on June 28, 2005, that the year-end dividend will be JPY 25 per share, which, combined with the interim dividend of JPY 25 already paid, makes an annual dividend of JPY 50 as compared to JPY 40 in fiscal 2003).

         Encouraged by the results achieved through Initiative 21, we are going to deploy a company-wide initiative based on the new medium-term business plan that starts in fiscal 2005. While continuing to emphasize our core competency, "measurement," we will seek to strengthen our management structure and financial position to enable us to adapt to changes in the global market; we will develop new products to stimulate next-generation market demand; and we will raise Advantest to the next level of its evolution.

         We hope that we may rely on you for your continued support and guidance in the future.


June, 2005
Hiroshi Oura
Chairman of the Board and CEO
Toshio Maruyama
President and COO

(Attachments to the Convocation Notice of the 63rd Ordinary General Meeting of Shareholders)



                                 Business Report
                                 ---------------

                     (April 1, 2004 through March 31, 2005)

1.  Overview of Business

  (1)   Operations and Results of Business

    (i)   Business Conditions

Overall

         During the fiscal year, business conditions affecting the Advantest Group in the first half of the fiscal year were favorable due to strong capital expenditures of semiconductor manufacturing industry, as stimulated by the strong demand for electronic products such as flat-screen televisions, DVD devices and digital cameras and a steady demand for computers including personal computers. However, in the second half of the fiscal year, capital expenditures of the semiconductor manufacturing industry indicated a trend to expenditure restrictions as a result of inventory control of consumer digital electronics products and a decline in DRAM prices. Towards the end of the fiscal year there were signs of recovery.

         Under such an environment, Advantest made concentrated efforts to increase incoming orders and expand sales through the timely introduction of new products that meets customers' needs. Advantest and its group companies combined forces in a drive towards improving profitability by after stock production method and improving production efficiency, through a reorganization of its manufacturing operations, as well as continuing its efforts to reduce costs.

         As a result of above incoming orders increased by 8.9% to JPY 227.4 billion compared with the previous fiscal year and net sales increased by 37.4% to JPY 239.4 billion. Net income before income taxes was JPY 61.8 billion, an increase of 114.0%, and net income for the current period was JPY 38.0 billion, up 119.7% from the previous fiscal year. Overseas sales as a percentage of total sales was 74.9%, as compared to 66.7% in the previous fiscal year.



Business conditions by Business Segment

         Advantest and its group companies reclassified and regrouped its two reportable segments of "automated test equipment" and "measuring instruments" into the following three new segments: "Semiconductor and Component Test Systems," "Mechatronics Systems," and "Services, Support and Others" since the beginning of this fiscal year. With respect to the amounts for the previous term below, necessary adjustments and reclassification to the segment information for the preceding consolidated fiscal year have been made to conform with the presentation of the current period.

         Semiconductor and Component Test System Segment

         In the memory tester market, testers for DRAM performed well throughout the year despite some adjustments made in the second half of the fiscal year, due to strong performance of new products such as super-high-speed memory testers and general purpose high-speed memory tester for the next-generation DDR and general high-speed memory testers. On the other hand, sales of flash memory testers were strong in the first half of the fiscal year in continuation from the previous fiscal year, but orders and sales lagged in the second half of the year due to reduced capital expenditures of semiconductor manufacturers IT-related products. In the SoC (System-on-a-Chip) and AS (Application Specific) tester market, sales of T2000, a new concept tester based on OPENSTAR(R)*, performed strongly throughout the year. On the other hand, SoC testers for cell phones and other digital consumer devices and testers for LCD driver ICs have maintained large sales from the previous fiscal year, domestically and in Taiwan. As with flash memory testers, however, orders and sales of SoC testers and testers for LCD driver ICs lagged in the second half of the year.

         As a result of the above, incoming orders in the semiconductor and component test system business increased by 11.1% to JPY 171.0 billion and net sales increased by 46.3% to JPY 180.6 billion and operating income increased by 76.5% to JPY 50.6 billion compared with the previous fiscal year.


         Mechatronics System Segment

         Impacted by the positive sales of memory testers, memory test handlers with cooling featurer throughout the fiscal year, despite inventory adjustment in the second half of the fiscal year. In addition, device interface products maintained steady throughout the fiscal year, as a result of factors such as diversification of devices.

         As a result of the above, incoming orders in the segment increased by 11.1% to JPY 43.8 billion, net sales increased by 35.6% to JPY 46.3 billion, and operating income increased by 21.6% to JPY 13.6 billion compared with the previous fiscal year.



         Services, Support and Others Segment

         In this segment, incoming orders was JPY 19.1 billion (-5.1% in comparison with previous year), net sales was JPY 19.6 billion (-3.8%) and operating profit was JPY 3.4 billion.



(Note) OPENSTAR(R): The name of an open architecture standard published by the
                    STC (Semiconductor Test Consortium, Inc.). OPENSTAR(R) is a registered trademark or trademark in the United States, Japan, and other countries.

         Sales Breakdown by Business Segment (consolidated)

   -------------------- ----------------------------- ---------------------------- ------------------------------
           Fiscal Year                                                                Change from the previous
                                   FY2003                       FY2004                         period
   Segment
                                 (the 62nd)                   (the 63rd)
   -------------------- ----------------------------- ---------------------------- ------------------------------
                             Amount       Percentage      Amount       Percentage       Amount        Percentage
                        (in: million yen)    (%)       (in: million       (%)      (in: million yen)   increase
                                                           yen)                                       (decrease)
                                                                                                          (%)
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Semiconductor and            123,489         70.9        180,685          75.5           57,196          46.3
   Component Test
   System
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Mechatronics                  34,225         19.6         46,395          19.4           12,170          35.6
   System
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Services, Support             20,465         11.8         19,680           8.2            (785)         (3.8)
   and Others
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Elimination and              (3,961)        (2.3)        (7,321)         (3.1)          (3,360)             -
   Corporate
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Total                        174,218        100.0        239,439         100.0           65,221          37.4
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Overseas                     116,228         66.7        179,414          74.9           63,186          54.4
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------

(Note) Necessary adjustments and reclassification of the segment information for the preceding consolidated fiscal year have been made to conform with the presentation of the current consolidated period.

         Sales Breakdown by Business Segment (unconsolidated)

   -------------------- ----------------------------- ---------------------------- ------------------------------
           Fiscal Year                                                                Change from the previous
                                   FY2003                       FY2004                         period
   Segment
                                 (the 62nd)                   (the 63rd)
   -------------------- ----------------------------- ---------------------------- ------------------------------
                             Amount       Percentage       Amount       Percentage      Amount        Percentage
                        (in: million yen)    (%)      (in: million yen)     (%)    (in: million yen)   increase
                                                                                                      (decrease)
                                                                                                          (%)
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Semiconductor and            113,365          75.3       161,749          79.5           48,383          42.7
   Component and Test
   System
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Mechatronics System           28,777          19.1        36,536          18.0            7,758          27.0
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Services, Support              8,415           5.6         5,028           2.5          (3,386)        (40.2)
   and Others
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Total                        150,558         100.0       203,315         100.0           52,756          35.0
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------
   Export                        97,744          64.9       148,018          72.8           50,273          51.4
   -------------------- ----------------- ----------- -------------- ------------- ----------------- ------------

(Note) Necessary adjustments and reclassification of the segment information for the preceding consolidated fiscal year have been made to conform with the presentation of the current consolidated period.

    (ii)  Challenges Ahead

         With respect to business conditions in the upcoming fiscal year, Advantest expects to see a continuing increase in demand for digital consumer devices in the medium term, as well as a solid increase in semiconductor demand in light of the growth for the personal computer market and expansion of the third-generation mobile phone market. In addition, Advantest expects an increase in capital expenditures by semiconductor manufacturers resulting from investments relating to 300mm wafers and the transition to a new generation of memory devices. Notwithstanding, in the short term, there are some risks associated with manufacturing and adjustment of products such as electronic components and IT-related products that lead the digital economy, the raise of material price, strength of yen and pressure caused by these factors that make our products' price down.

         In order to respond to these conditions, Advantest and its group companies continue to strive to reduce costs, to shorten time-to-delivery through improvements in manufacturing efficiency.

    (iii) Capital Expenditures

         Advantest and its group companies invested a total of JPY 9.3 billion in capital expenditures in FY2004. Most of the investments were used to fund new product development manufacturing streamlining, power saving, and to expand manufacturing capacity.


    (iv)  Financing

         No significant financing activities took place in FY2004.



  (2)   Historical Data on Business Results and Assets

    (i)   Historical Data on Business Results and Assets (consolidated)

    ---------------------------------- ---------------- ---------------- ---------------- ----------------
                                           FY2001           FY2002           FY2003           FY2004
                                         (the 60th)     (the 61st)         (the 62nd)       (the 63rd)
    ---------------------------------- ---------------- ---------------- ---------------- ----------------
    Net sales (in: million yen)              95,244          97,740          174,218           239,439
    ---------------------------------- ---------------- ---------------- ---------------- ----------------
    Net income (in: million yen)            (22,949)        (12,994)          17,329            38,078
    ---------------------------------- ---------------- ---------------- ---------------- ----------------
    Basic net income per share (in          (230.76)        (131.99)          176.37            389.54
    yen)
    ---------------------------------- ---------------- ---------------- ---------------- ----------------
    Net assets (in: million yen)            242,841         210,663          221,768           206,749
    ---------------------------------- ---------------- ---------------- ---------------- ----------------
    Total assets (in: million yen)          305,075         281,224          330,808           296,769
    ---------------------------------- ---------------- ---------------- ---------------- ----------------

    (Notes)  1: Beginning in FY2002, Advantest prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.


             2: The calculation of "Basic net income per share" was based on the average number of issued shares the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.





       [Charts illustrating the information presented in the above table.]

    (ii)  Historical Data on Business Results and Assets (unconsolidated)

          ---------------------------------- ---------------- ---------------- ---------------- ----------------
                                                 FY2001           FY2002           FY2003           FY2004
                                               (the 60th)       (the 61st)       (the 62nd)       (the 63rd)
          ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net sales (in: million yen)              72,928          76,686          150,558           203,315
          ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net income (in: million yen)            (19,265)        (11,467)          11,957            28,421
          ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net income per share (in yen)           (193.71)        (116.49)          119.97            288.68
          ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net assets (in: million yen)            204,058         178,253          188,891           159,074
          ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Total assets (in: million yen)          258,544         235,456          277,047           238,109
          ---------------------------------- ---------------- ---------------- ---------------- ----------------

          (Notes)  1: The calculation of "Net income per share" was based on the average number of issued shares the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year. Beginning in FY2002, the Company adopted the "Accounting Standards Regarding Calculations of Earnings Per Share of current net earnings" (ASB Statement No. 2) and "Guidelines for Accounting Standards Regarding Calculations of Earnings Per Share of current net earnings" (ASB Guidelines No. 4).

                   2: Beginning in FY2003, the Company has adopted the
                      "Accounting Standards for Impairment Accounting of Fixed Assets" Business Accounting Council ("BADC") and "Implementation Guidelines for Impairment Accounting of Fixed Assets" (ASB Implementation Guidelines No. 6).

       [Charts illustrating the information presented in the above table.]

2.  Company Information (as of March 31, 2005)

  (1)   Primary Areas of Business

        Advantest and its group companies manufacture and market semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.). In addition to manufacturing, Advantest and its group companies also carry out research and development activities and provide maintenance services and related services in the business category of "Services, Support and Others."

  (2)   Equity Stock

    (i)   Total number of authorized shares                   220,000,000 shares

    (ii)  Total number of issued shares                        99,783,385 shares

    (iii) Number of shareholders                                          28,412

    (iv)  Major Shareholders (Top 10 shareholders)

    ------------------------------------------- -------------------------------- ---------------------------------
               Name of Shareholder                    Status of Ownership        Company's Interest in Shareholder
    ------------------------------------------- -------------------------------- ---------------------------------
                                                Number of Shares  Percentage of   Number of Shares  Percentage of
                                                 (in: thousand    Voting Rights    (in: thousand    Ownership (%)
                                                    shares)            (%)            shares)
    ------------------------------------------- ---------------- --------------- ------------------ --------------
    Mizuho Trust & Banking Co., Ltd.                10,071            10.91              -               -
    (retirement benefit trust (Fujitsu
    account), re-trust trustees, Trust &
    Custody Services Bank, Ltd.)
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    The Master Trust Bank of Japan, Ltd.             8,782             9.51              -               -
    (trust account)
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    Japan Trustee Services Bank, Ltd. (trust         7,068             7.66              -               -
    account)
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    BNP Paribas Securities (Japan) Limited           2,503             2.71              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    CALYON DMA OTC                                   2,259             2.44              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    Societe Generale Paris O.B.E. Dept               2,013             2.18              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    The Dai-ichi Mutual Life Insurance Company       1,724             1.86              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    Shinsei Bank, Limited                            1,627             1.76              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    Deutsche Bank AG, London 610                     1,554             1.68              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------
    Fukoku Mutual Life Insurance Company             1,546             1.67              -               -
    ------------------------------------------- ---------------- --------------- ---------------- --------------

         (Notes) 1. Treasury shares held by the Company in the number of 7,359 thousand shares have not been included in the table above.

                 2. Mizuho Trust & Banking Co., Ltd. (retirement benefit trust
                    (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 10,071 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

                 3. The Company has acknowledged that the substantial
                    shareholding reports shall be filed pursuant to the "Disclosure of Substantial Shareholding" prescribed in the Securities and Exchange Law, and Goldman Sachs (Japan) Ltd. and its two affiliates jointly held 6,272 thousand shares of Advantest as of March 31, 2005 according to the substantial shareholding reports filed on April 14, 2005, Nomura securities Co., Ltd. and its five affiliates jointly held 6,476 thousand shares of Advantest as of February 28, 2005 according to the substantial shareholding reports filed on March 15, 2005, Capital Guardian Trust Company and its three affiliates jointly held 9,705 thousand shares of Advantest as of January 31, 2005 according to the substantial shareholding reports filed on February 15, 2005, and Barclays Global Investors Japan Trust & Banking Co., Ltd. and its eight affiliates jointly held 5,405 thousand shares of Advantest as of March 31, 2004 according to the substantial shareholding reports filed on April 13, 2004. However, the Company has not included the number of shares held by an unverified number of beneficial owners in the table above.


                 Financial Institutions and Securities Company    155 holders, 44,535 thousand shares (44.6%)

                 Non-Japanese Holders                             443 holders, 36,152 thousand shares (36.2%)

                 Other Entities                                   367 holders, 10,080 thousand shares (10.1%)

                 Individuals and Others                           27,447 holders 9,015 thousand shares (9.1%)

  (3)   Acquisition, Disposition and Holding of Treasury Stock

    (i)   Acquisition

             Common stock                                       6,004,290 shares

             Aggregate cost of acquisition               JPY 54,513,620 thousand



             Among the above, treasury shares purchased by resolution of the
              Board in accordance with the Articles of Incorporation after the 62nd ordinary general meeting of shareholders:



             Common stock                                       6,000,000 shares

             Aggregate cost of acquisition               JPY 54,480,000 thousand

             Reasons for purchase: to implement a flexible capital policy responsive to ever-changing environments surrounding management

    (ii)  Disposition

             Common stock                                         152,265 shares

             Aggregate proceeds from disposition          JPY 1,304,313 thousand

    (iii) Number of treasury stocks process for expiration

             Common stock                                                - share

    (iv)  Number of treasury stocks as of the end of the period

             Common stock                                       7,359,770 shares

  (4)   Employees

    (i)   Employees of Advantest and its group companies

          --------------------------- ------------------------------------------
              Number of Employees         Change from End of Previous Period
          --------------------------- ------------------------------------------
                     3,565                                21
          --------------------------- ------------------------------------------
              (Note) The numbers set forth above include employees seconded to affiliates but exclude employees seconded to companies other than affiliates.


    (ii)  Employees of Advantest

          --------------- -------------------- ------------- ------------------
             Number of      Change from End of   Average Age   Average Years of
             Employees       Previous Period                       Service
          --------------- -------------------- ------------- ------------------
                 1,433            (17)               37.6            12.8
          --------------- -------------------- ------------- ------------------
              (Note) The numbers set forth above refer to employees currently working.

  (5)   Business Combinations

    (i)   Significant Subsidiaries

   ---------------------------------- ------------------ -------------- ----------------------------------
           Name of Subsidiary            Common Stock    Percentage of         Principal Activities
                                                         Voting Rights
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Laboratories Ltd.        JPY 50 million          100%      Research and development of
                                                                        measuring and testing technologies
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Customer Support         JPY 300 million         100%      Maintenance service for the
   Corporation                                                          Company's products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advanmechatec Co., Ltd.            JPY 300 million         100%      Manufacturing of the Company's
                                                                        products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Manufacturing, Inc.      JPY 80 million          100%      Manufacturing of the Company's
                                                                        products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest DI Corporation           JPY 50 million          100%      Manufacturing of the Company's
                                                                        products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Japan Engineering Co., Ltd.        JPY 305 million         100%      Development, manufacturing and
                                                                        sales of the Company's products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Finance Inc.             JPY 1,000 million       100%      Leasing of the Company's products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest America, Inc.            42,000 thousand         100%      Manufacturing and sales of the
                                      USD                               Company's products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest (Europe) GmbH            10,793 thousand         100%      Sales of the Company's products
                                      Euros
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Taiwan Inc.              560,000 thousand        100%      Sales of the Company's products
                                      New Taiwan Dollars
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest (Singapore) Pte. Ltd.    15,300 thousand         100%      Sales of the Company's products
                                      Singapore Dollars
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest Korea Co., Ltd           5,484 million Won       100%      Maintenance service and
                                                                        manufacturing of the Company's
                                                                        products
   ---------------------------------- ------------------ -------------- ----------------------------------
   Advantest (Suzhou) Co., Ltd.       1,500 thousand USD      100%      Sales, technical services, and
                                                                        support of the Company's products
   ---------------------------------- ------------------ -------------- ----------------------------------

    (Note) Percentage of voting rights includes indirectly held shares.



    (ii)  Business Combination Activities

       (a) On April 1, 2004, Advanmicrotec Co., Ltd. was merged into Advantest Manufacturing, Inc. with a view to integrating production systems.

       (b) On December 31, Advantest RF Technology Corporation was merged into the Company with a view to enhancing technological development efficiency.

       (c) On September 30, 2004, Advantest America Measuring Solutions, Inc. was merged into Advantest America, Inc. with a view to enhancing operational efficiency.

       (d) On October 1, 2004, Advantest Green Corporation was established as a special affiliate firm to promote the employment of the disabled.

       (e) On October 1, 2004, Advantest Taiwan Engineering Inc. was merged into Advantest Taiwan Inc. with a view to enhancing operational efficiency.

    (iii) Results of Business Combination Activities

              The Company has 39 consolidated subsidiaries, including the 13 significant subsidiaries set forth above. The business results for FY2004 are as set forth in "Historical Data on Business Results and Assets (consolidated)" on page 7.

  (6)   Significant Sales Offices and Branch Offices

    (i)   Japan

  -------------------- --------------------------------- -------------------------------------
  Category             Name of Office                    Location
  -------------------- --------------------------------- -------------------------------------
  Head Office, Sales   Head Office                       Chiyoda-ku, Tokyo
  Office and Service   --------------------------------- -------------------------------------
  Office               Western Japan Office              Suita-shi, Osaka
                       --------------------------------- -------------------------------------
                       Kawasaki Office                   Kawasaki-shi, Kanagawa
  -------------------- --------------------------------- -------------------------------------
  R&D Centers,         Gunma R&D Center                  Meiwa-machi, Ora-gun, Gunma
  Laboratories         --------------------------------- -------------------------------------
                       Otone R&D Center                  Otone-machi, Kitasaitama-gun, Saitama
                       --------------------------------- -------------------------------------
                       Kitakyushu R&D Center             Kitakyushu-shi, Fukuoka
                       --------------------------------- -------------------------------------
                       Advantest Laboratories            Sendai-shi, Miyagi
  -------------------- --------------------------------- -------------------------------------
  Factories            Gunma Factory                     Ora-machi, Ora-gun, Gunma
                       --------------------------------- -------------------------------------
                       Menuma Factory                    Menuma-machi, Osato-gun, Saitama
  -------------------- --------------------------------- -------------------------------------


    (ii)  Overseas

  -------------------- --------------------------------- -----------------------------------
  Category             Name of Office                    Location
  -------------------- --------------------------------- -----------------------------------
  Sales Office and     Advantest America, Inc.           U.S.A
  Service Office       --------------------------------- -----------------------------------
                       Advantest (Europe) GmbH           Germany
                       --------------------------------- -----------------------------------
                       Advantest Taiwan Inc.             Taiwan
                       --------------------------------- -----------------------------------
                       Advantest (Singapore) Pte. Ltd.   Singapore
                       --------------------------------- -----------------------------------
                       Advantest Korea Co., Ltd.         Korea
                       --------------------------------- -----------------------------------
                       Advantest (Suzhou) Co., Ltd.      China
  -------------------- --------------------------------- -----------------------------------

  (7)   Board of Directors and Corporate Auditors

 --------------------------------- ------------------------ -----------------------------------------------------
              Title                         Name                           Area of Responsibility
 --------------------------------- ------------------------ -----------------------------------------------------
 Chairman of the Board and CEO     Hiroshi Oura
 --------------------------------- ------------------------ -----------------------------------------------------
 Vice Chairman of the Board        Shimpei Takeshita
 --------------------------------- ------------------------ -----------------------------------------------------
 Representative Board Director     Toshio Maruyama
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Kiyoshi Miyasaka
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Junji Nishiura
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Hiroji Agata
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Hitoshi Owada
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Takashi Tokuno
 --------------------------------- ------------------------ -----------------------------------------------------
 Standing Corporate Auditor        Noboru Yamaguchi
 --------------------------------- ------------------------ -----------------------------------------------------
 Standing Corporate Auditor        Tadahiko Hirano
 --------------------------------- ------------------------ -----------------------------------------------------
 Corporate Auditor                 Takashi Takaya            Standing Corporate Auditor of Fujitsu Limited
 --------------------------------- ------------------------ -----------------------------------------------------
 Corporate Auditor                 Kuniaki Suzuki            Senior Managing Director, Senior Executive Officer
                                                             of Fujitsu Limited
 --------------------------------- ------------------------ -----------------------------------------------------

    (Notes)   1:  Changes in the appointment of board directors and corporate auditors during FY2004 are as follows:

                  Changes adopted by the 62nd General Meeting of Shareholders on June 25, 2004

                  Retiring:

                    Corporate Auditor                  Keizo Fukagawa

                  Newly elected:

                    Director                           Takashi Tokuno
                    Corporate Auditor                  Kuniaki Suzuki

              2: Of the corporate auditors set forth above, Takashi Takaya and Kuniaki Suzuki are outside corporate auditors appointed pursuant to Article 18, Section 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations."

     (Reference) The current terms of Executive Officers are as follows:

 ---------------------------- -------------------- -----------------------------------------------------
              Title                    Name                       Area of Responsibility
 ---------------------------- -------------------- -----------------------------------------------------
 President and COO            Toshio Maruyama*
 ---------------------------- -------------------- -----------------------------------------------------
 Senior Executive Officer     Kiyoshi Miyasaka*     Corporate Planning and Strategy; Senior Vice
                                                    President, Strategic Business Initiatives
 ---------------------------- -------------------- -----------------------------------------------------
 Senior Executive Officer     Junji Nishiura*       Technology and Production
 ---------------------------- -------------------- -----------------------------------------------------
 Senior Executive Officer     Hiroji Agata*         Sales and Marketing
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Hitoshi Owada*        Corporate Affairs
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Takashi Tokuno*       Product Development; Senior Vice President, ATE
                                                    Business Group
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Kenichi Mitsuoka      Senior Vice President, FA Business Group
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Norihito Kotani       Senior Vice President, AS Business Group
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Yuri Morita           Senior Vice President, Corporate Affairs Group
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Jiro Katoh            Senior Vice President, Technology Development Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Takao Tadokoro        Senior Vice President, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Hiroyasu Sawai        Vice President, SE, ATE Business Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Hiroshi Tsukahara     Senior Vice President, DI Business Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Masao Shimizu         Vice President, SoC Tester Products, ATE Business
                                                    Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Masao Araki           Director and President of Advantest (Suzhou) Co.,
                                                    Ltd.
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Yoshiaki Furuse       Vice President, AS, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Yuichi Kurita         Vice President, Finance, Corporate Affairs Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Yoshiro Yagi          Vice President, ATE, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Hideaki Imada         Vice President, OAI, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Shinichiro Umeda      Vice President, Software, ATE Buisiness Group
 ---------------------------- -------------------- -----------------------------------------------------
                            (* Indicates an Executive Officer who also serves on the Board of Directors)

(Note) Changes in the responsibilities of the Executive Officers after the end of the current term will be as follows:

    Effective April 1, 2005

 ---------------------------- -------------------- -----------------------------------------------------
              Title                    Name                       Area of Responsibility
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Takashi Tokuno        Head of Test System Business
 ---------------------------- -------------------- -----------------------------------------------------
 Managing Executive Officer   Norihito Kotani       Deputy Head of Test System Business
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Hiroyasu Sawai        Senior Vice President, SE Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Masao Shimizu         Senior Vice President, 1st Test System Business
                                                    Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Yoshiaki Furuse       Vice President, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Yoshiro Yagi          Vice President, Sales and Marketing Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Hideaki Imada         Senior Vice President, 2nd Test System Business
                                                    Group
 ---------------------------- -------------------- -----------------------------------------------------
 Executive Officer            Shinichiro Umeda      Senior Vice President, Software Development Group
 ---------------------------- -------------------- -----------------------------------------------------

  (8)   Compensations Paid to Board Directors and Corporate Auditors

    --------------------- ---------------------------- ---------------------------- ----------------------------
                                Board directors            Corporate auditors                  Total
                          ---------------------------- ---------------------------- ----------------------------
          Category         Number of       Amount        Number of       Amount        Number         Amount
                           directors        paid         auditors         paid       subject to        paid
                           subject to                   subject to                    payment
                            payment       (million)       payment       (million)                    (million)
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
        Compensation      (April 2004                   (April 2004                  (April 2004
      pursuant to the       to June                       to June                      to June
        Articles of         2004) 7                       2004) 4                     2004) 11
      Incorporation or                      JPY 298                       JPY 56                       JPY 354
     resolution of the     (July 2004                   (July 2004                   (July 2004
     general meeting of     to March                     to March                     to March
        shareholders        2005) 8                       2005) 4                     2005) 12
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
         Bonuses to
        directors or
     corporate auditors        7            JPY 150            4          JPY 20          11           JPY 170
    in appropriation of
     retained earnings
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
        Benefits to
     retiring directors
        or corporate
    auditors based on a        -               -              -             -              -             -
     resolution of the
     general meeting of
        shareholders
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
           Total                            JPY 448                       JPY 76                       JPY 524
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------

         (Notes)  1. The maximum amount of compensation payable by resolution of the general meeting of shareholders (compensation prescribed in Article 269, Section 1, Paragraph 1 or
                     Article 279, Section 1 of the Commercial Code) shall be within JPY 40,000,000 per month for directors and JPY 6,000,000 per month for corporate auditors.

                  2. Eight board directors and four corporate auditors served as of the end of the fiscal year. The discrepancy between the number subject to payment and the total number subject to payment for the period from April 2004 to June 2004 represents one newly elected board director, one newly elected corporate auditor, and one retire corporate auditor.

  (9)   Stock Acquisition Rights

        (a) Stock acquisition rights currently outstanding

------------------------------- ----------------------------- ---------------------------- -----------------------------
                                Resolution passed at the      Resolution passed at the     Resolution passed at the
                                Ordinary General Meeting of   Ordinary General Meeting     Ordinary General Meeting of
                                Shareholders of June 27,      of Shareholders of June      Shareholders of June 25,
                                2002                          27, 2003                     2004
------------------------------- ----------------------------- ---------------------------- -----------------------------
Number of Stock Acquisition     6,770                         6,220                        7,690
Rights
------------------------------- ----------------------------- ---------------------------- -----------------------------
Class and aggregate number of   677,000 shares of common      622,000 shares of common     769,000 shares of common
shares to be issued or          stock                         stock                        stock
delivered upon exercise
------------------------------- ----------------------------- ---------------------------- -----------------------------
Issuance Price                  JPY 0                           JPY 0                          JPY 0
------------------------------- ----------------------------- ---------------------------- -----------------------------

        (b) Stock acquisition rights issued during FY2004 under especially favorable terms to persons who are not shareholders


-------------------------------------- ------------------------ ------------------------ ------------------------
                                       The resolution at the    The resolution at the    The resolution at the
                                       Board of Directors held  Board of Directors held  Board of Directors held
                                       on June 25, 2004         on October 26, 2004      on March 30, 2005
-------------------------------------- ------------------------ ------------------------ ------------------------
Date of issuance                       July 1, 2004             November 15, 2004        April 1, 2005
-------------------------------------- ------------------------ ------------------------ ------------------------
Class and aggregate number of shares   761,000 shares of        4,000 shares of          4,000 shares of
to be issued or delivered upon         common stock             common stock             common stock
exercise
-------------------------------------- ------------------------ ------------------------ ------------------------
Number of stock acquisition rights     7,610                    40                       40
(each stock acquisition right is
exercisable for 100 shares)
-------------------------------------- --------------------------------------------------------------------------
Issuance price                         JPY 0
-------------------------------------- --------------------------------------------------------------------------
Exercise price to be paid upon         JPY 7,464 per share
exercise
-------------------------------------- --------------------------------------------------------------------------
Exercise period                        April 1, 2005 to March 31, 2009
-------------------------------------- --------------------------------------------------------------------------
Terms of exercise                      (a)  The rights holder may not exercise his rights if:
                                          (i)  the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or overseas subsidiaries before the
                                               expiration of the exercise period, unless the Company
                                               otherwise deems it appropriate to allow him to exercise his stock acquisition rights and notifies him to that effect;
                                          (ii) the rights holder dies;
                                          (iii) the rights holder notifies the Company of his/her intention to waive the rights;
                                       (b)   The stock acquisition rights may not be inherited.
                                       (c)   Other matters are prescribed in the 'Grant Agreement of Stock
                                             Acquisition Rights'.
-------------------------------------- --------------------------------------------------------------------------
Cancellation of stock acquisition      (a)  The Company may cancel, for no consideration, any stock acquisition
rights                                      right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the
                                            Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly owned subsidiary of another company.
                                       (b)  The Company may cancel, for no consideration, all or part of the stock acquisition rights owned by a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions to exercise stock acquisition rights.
Favorable terms related to             The stock acquisition rights were issued for no consideration to
the stock acquisition rights           directors, corporate auditors, and employees of the Company and its domestic and overseas subsidiaries.
-------------------------------------- --------------------------------------------------------------------------

             (Names of the persons to which stock acquisition rights were granted and the numbers granted)


             Directors of the Company

                 ------------------------------------------- -------------------
                                    Name                      Number of stock
                                                             acquisition rights
                 ------------------------------------------- -------------------
                 Hiroshi Oura, Shimpei Takeshita, Toshio          300 each
                 Maruyama
                 ------------------------------------------- -------------------
                 Kiyoshi Miyasaka, Junji Nishiura, Hiroji         200 each
                 Agata
                 ------------------------------------------- -------------------
                 Hitoshi Owada, Takashi Tokuno                    180 each
                 ------------------------------------------- -------------------

             Corporate Auditors of the Company

                 ------------------------------------------- -------------------
                 Name                                        Number of stock
                                                             acquisition rights
                 ------------------------------------------- -------------------
                 Noboru Yamaguchi, Tadahiko Hirano,                30 each
                 Takashi Takaya, Kuniaki Suzuki
                 ------------------------------------------- -------------------

             Executive Officers of the Company

                 ------------------------------------------- -------------------
                 Name                                        Number of stock
                                                             acquisition rights
                 ------------------------------------------- -------------------
                 Kenichi Mitsuoka, Norihito Kotani, Yuri          160 each
                 Morita, Jiro Katoh
                 ------------------------------------------- -------------------
                 Takao Tadokoro, Hiroyasu Sawai, Hiroshi          120 each
                 Tsukahara, Masao Shimizu, Masao Araki,
                 Yoshiaki Furuse, Yuichi Kurita, Yoshiro
                 Yagi, Hideaki Imada, Shinichiro Umeda
                 ------------------------------------------- -------------------

             Employees of the Company; Directors and employees of the Company's subsidiaries (top 10 persons only)

                 ------------------------------------------- -------------------
                 Name                                        Number of stock
                                                             acquisition rights
                 ------------------------------------------- -------------------
                 Keith Lee, Josef Schraetzenstaller, Cheng        100 each
                 Sui Yoong, Kim Young Hwan
                 ------------------------------------------- -------------------
                 Robert Sauer                                     80
                 ------------------------------------------- -------------------
                 Tetsuo Aoki, Tomio Aso, Masakazu Ando,           30 each
                 Tomomichi Uemura, Yoshio Endo
                 ------------------------------------------- -------------------

                 (Note) As several of the persons listed share the same rank, the names are presented in alphabetical order.


            (v) Breakdown of stock acquisition rights granted to employees of the Company and directors and employees of the Company's subsidiaries

                 ------------------------- ------------------ --------------------------- ---------------------
                                                                                            Total number of
                         Category          Number of stock     Class and total number of    persons granted
                                           acquisition rights  shares to be issued or      stock acquisition
                                                               delivered upon exercise           rights
                 ------------------------- ------------------ --------------------------- ---------------------
                 Employees of the Company        1,880         188,000 shares of common             78
                                                               stock
                 ------------------------- ------------------ --------------------------- ---------------------
                 Directors of the                  710         71,000 shares of common              19
                 Company's subsidiaries                        stock
                 ------------------------- ------------------ --------------------------- ---------------------
                 Employees of the                1,280         128,000 shares of common             86
                 Company's subsidiaries                        stock
                 ------------------------- ------------------ --------------------------- ---------------------

  (10)  Amount of Compensation for the Accounting Auditor of the Company

    (i)   Total amount of compensation paid to accounting auditors by the
          Company and its subsidiaries:                 JPY 45 million

    (ii) Out of the amount in (i) above, the total of the amounts of compensation paid by the Company and its subsidiaries as consideration for services prescribed in Article 2, Section 1 of the Certified
          Public Accountant Law:                        JPY 45 million

    (iii) Out of the amount in (ii) above, the total of the amounts of compensation paid by the Company as consideration for services prescribed in Article 2, Section 1 of the Certified Public Accountant
          Law:                                          JPY 44 million

          (Note) As the Company has not drawn any distinction between the compensation for the audit services pursuant to the Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations and the compensation for the audit services pursuant to the Securities and Exchange Law, the amount in (iii) above represents the total amount.

                           Consolidated Balance Sheets
                           ---------------------------

                             (As of March 31, 2005)

                                                                                              (unit: million yen)
------------------------------- ----------- ------------- -------------------------------- ---------- ------------
                                  FY2004       FY2003                                       FY2004      FY2003
                                            (reference)                                               (reference)
--------------------------------------------------------- --------------------------------------------------------
                         Assets                                                 Liabilities
--------------------------------------------------------- --------------------------------------------------------
Current assets                     223,931     255,762    Current liabilities                 73,994     66,611
   Cash and cash equivalents       120,986     101,146       Current installments of          20,043      4,543
   Trade accounts                   56,702      76,133       long-term debt
   receivable, less allowance                                Trade accounts payable           23,196     38,214
   for doubtful accounts                                     Income taxes payable              7,278      3,845
   Inventories                      29,585      49,423       Accrued expenses                 13,865      9,368
   Deferred tax assets              13,673      25,875       Accrued warranty expenses         4,090      3,121
   Other current assets              2,985       3,185       Deferred revenue                  2,220      4,543
Investment securities                7,772       7,952       Other current liabilities         3,302      2,977
Property, plant and                 51,364      50,516    Long-term debt, excluding               40     20,083
equipment, net                                            current installments
Deferred tax assets                  8,438      10,964    Accrued pension and severance       12,605     18,348
Intangible assets, at cost,          3,090       3,756    cost
less accumulated                                          Other long-term liabilities          3,381      3,411
amortization                                              -------------------------------- ---------- ------------
                                                             Total Liabilities                90,020    108,453
Other assets                         2,174       1,858    -------------------------------- ---------- ------------
                                                          Minority interests                      --        587
                                                          --------------------------------------------------------
                                                                          Stockholders' equity
                                                          -------------------------------- ---------- ------------
                                                          Common stock                        32,363     32,363
                                                          Capital surplus                     35,263     32,973
                                                          Retained earnings                  210,121    177,404
                                                          Accumulated other                  (4,878)    (8,061)
                                                          comprehensive income (loss)
                                                          Treasury stock                    (66,120)   (12,911)
                                                          -------------------------------- ---------- ------------
                                                             Total stockholders' equity      206,749    221,768
------------------------------- ----------- ------------- -------------------------------- ---------- ------------
Total Assets                       296,769     330,808       Total liabilities and           296,769    330,808
                                                             stockholders' equity
------------------------------- ----------- ------------- -------------------------------- ---------- ------------

(Note)  Amounts of less than one million above are rounded.     5. Accumulated other comprehensive income (loss)
        1. Allowance for doubtful accounts: JPY 2,174 million      Foreign exchange translation adjustments:
        2. Accumulated depreciation on property, plant, and             (JPY 6,452 million)
           equipment JPY 67,933 million                            Net unrealized gains on revaluation of securities:
        3. Outstanding loan guarantees      JPY 387 million             JPY 1,574 million
        4. Assets pledged as collateral
           Property, plant, and equipment   JPY 393 million

                        Consolidated Statements of Income
                        ---------------------------------

                       (From April 1, 2004 to March, 2005)

                                                             (unit: million yen)
       -------------------------------------------------------------------------
                                                   FY2004            FY2003
                                                                   (reference)
       -------------------------------------------------------------------------
                                                   Amount            Amount
       -------------------------------------------------------------------------
        Net sales                                    239,439           174,218

          Cost of sales                              115,994            85,513

          Gross profit                               123,445            88,705

           Research and development expenses          26,280            21,637

           Selling, general, and administrative       36,446            36,108
           expenses

          Operating income (loss)                     60,719            30,960

        Other income (expense):

          Interest and dividend income                   597               339

          Interest expense                             (441)             (469)

          Minority interests (losses)                   (84)             (214)

          Equity in earnings (losses) of                   -             (117)
          affiliates

          Other                                        1,017           (1,621)
                                               ---------------------------------
        Income (loss) before income taxes             61,808            28,878

          Income taxes                                23,730            11,549

        Net income (loss)                             38,078            17,329
       -------------------------------------------------------------------------

         (Note) Amounts of less than one million above are rounded. Basic net income per share JPY 389.54

Basis of Presentation of the consolidated financial statements
     (Significant accounting policies)

     1.  Basis of Presentation
              The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), pursuant to the provisions of paragraph 1 of
         Article 179 of the Commercial Code Enforcement Regulations of Japan. Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP is omitted.

     2.  Cash equivalents
              Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

     3.  Inventories
              Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

     4.  Securities
              The Company applies Statement of Financial Accounting Standards
         (SFAS) No. 115 Accounting for Certain Investment in Debt and Equity Securities.
         Available-for-sale securities are recorded at fair value.
         Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.
         Other securities are accounted for using the acquisition cost method.

     5.  Depreciation of property, plant, and equipment
              Depreciation is computed principally using the declining-balance method except for buildings and machinery and equipment under capital leases for the Company and its domestic subsidiaries and the straight-line method for foreign subsidiaries. Buildings are principally depreciated using the straight-line method. Depreciation for machinery and equipment under capital leases is computed using the straight-line method.

     6.  Goodwill and other intangible assets
              Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with an indefinite useful life are not amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

     7.  Impairment of long-lived assets
              The Company applies SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the impairment of long-lived fixed assets or intangible assets to be subject to depreciation and amortization when events or changes in their conditions result in non-recovery of their carrying amounts. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

     8.  Allowances

         (1)  Allowances for doubtful accounts
                  Advantest recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, which represents Advantest's best estimate of the amount of probable credits losses in Advantest's existing trade accounts receivable

         (2)  Accrued warranty expenses

                  To provide for future repairs during warranty periods,
              estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

         (3)  Accrued pension and severance cost
                  In accordance with SFAS No. 87, "Employers' Accounting for
              Pensions", pension and severance cost are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost and unrecognized actuarial loss are amortized by the straight-line method over the average remaining service periods of employees.

     9.  Translation of foreign financial statements
              Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, the balance sheet accounts of non-Japanese subsidiaries, which are denominated in currencies other than the Japanese yen, are translated at rates of exchange prevailing at the end of the year. Revenue and expense accounts are translated at average rates of exchange in effect during the year. Resulting translation adjustments are included as a separate component of other comprehensive income (loss.)

Additional Information

         1. On October 1, 2004, Advantest and a certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labour to return the substitutional portion of its Advantest's Employees' Pension Fund plans for the prior employees' services under the transfer of its Employees' Pension Fund plans to the defined benefit corporate pension plan. On February 24, 2005, Advantest and the said consolidated domestic subsidiaries then paid the amount pertinent to the return (minimum liability reserve) to the national treasury. Temporary profit arising from the return of the substitutional portion is included in "selling, general, and administrative expenses," and the effect of such return on operating income and net income for the current consolidated fiscal year is JPY 3,317 million and JPY 1,981 million respectively.

         2.   On December 16, 2004, the Financial Accounting Standards Board
              (FASB) issued the FASB Statement No. 123 (revised 2004), "Share-based Payment", which is a revision of the Statement of the FASB Statement No. 123 Accounting for Stock-based Compensation. SFAS No. 123R requires employee stock options and rights to purchase shares under stock option plans to be accounted for under the fair value method and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Statement No. 25 (Accounting Principle Boards Statement
              No. 25 Accounting for Shares Issued to Employees) and allowed under the original provisions of statement No. 123. SFAS No. 123R shall apply to the fiscal periods for publicly traded companies beginning after June 15, 2005. However, Advantest has decided to implement the early application of SFAS No. 123 revised to the current term in accordance with the Modified Retrospective
              Method. As a result, the reported operating income and net income have been reduced by JPY 2,290 million.

                         Balance Sheets (Unconsolidated)
                         -------------------------------

                             (As of March 31, 2005)

                                                                                                (Unit: million yen)
--------------------------------- ---------- ------------ --------------------------------- ---------- ------------
                                    FY2004      FY2003                                        FY2004      FY2003
                                             (reference)                                               (reference)
--------------------------------------------------------- ---------------------------------------------------------
                         Assets                                                 Liabilities
--------------------------------------------------------- --------------------------------------------------------
Current assets                       166,050     203,388  Current liabilities                   69,495      56,504
     Cash and deposits                68,676      64,469     Trade accounts payable             22,642      38,444
     Trade notes receivable           12,418       4,978     Current installments of bonds      20,000       4,500
     Accounts receivable              43,564      67,042     Other accounts payable              2,037       1,173
     Finished goods                    4,371       8,154     Accrued expenses                   10,230       6,647
     Raw materials                     3,627       6,134     Income tax payable                  4,116          32
     Work in progress                 14,520      21,258     Allowance for product warranty      4,345       1,771
     Supplies                             67          42     Other current liabilities           6,123       3,935
     Deferred tax assets              10,032      21,776
     Other current assets              8,771       9,541  Noncurrent liabilities                 9,539      31,651
     Allowance for doubtful accounts     (0)        (10)     Bonds                                   -      20,000
                                                             Long-term borrowings                   40          82
Noncurrent assets                     72,058      73,658     Allowance for retirement benefits   7,100       9,386
   Property, plant and equipment      39,778      40,054     Allowance for officers' retirement  1,509       1,261
     Buildings and improvements       15,372      16,183     benefits
     Structures                          945       1,043     Other current liabilities             888         920
     Machinery and equipment           3,301       3,252  -------------------------------- ---------- ------------
     Vehicles and delivery                22           0         Total liabilities              79,034      88,155
     equipment                                            --------------------------------------------------------
                                                                        Stockholders' equity
     Tools and furniture               1,920       1,338  --------------------------------------------------------
     Land                             18,141      18,141  Common stock                          32,362      32,362
     Construction in progress             74          94  Capital surplus                       32,973      32,973
   Intangible fixed assets             1,437       1,884     Additional paid-in capital         32,973      32,973
     Software and others               1,437       1,884  Retained earnings                    158,563     135,672
   Investments and other assets       30,842      31,718     Legal reserve                       3,083       3,083
     Investment securities             7,430       6,713     Voluntary reserve                 126,942     119,942
     Investments in affiliated        16,390      16,347        [Reserve for losses in        [27,062]    [27,062]
     companies                                                  foreign investments]
     Long-term loans receivable        1,072       1,408        [General reserve]             [99,880]    [92,880]
     Deferred tax assets               4,137       5,707     Unappropriated earnings at         28,538      12,647
     Other non-current assets          1,811       1,542     the end of the year
                                                          Net unrealized holding gains on        1,294         793
                                                          available-for-sale securities
                                                          Treasury stock                      (66,119)    (12,910)
                                                          --------------------------------- --------- ------------
                                                              Total stockholders' equity       159,074     188,891
--------------------------------- --------- ------------- --------------------------------- --------- ------------
          Total assets               238,109     277,047    Total liabilities and              238,109     277,047
                                                            stockholder's equity
--------------------------------- --------- ------------- --------------------------------- --------- ------------

(Notes) Amounts of less than one million are truncated.
 1. Short-term receivables from affiliates: JPY 28,406 million
    Long-term receivables from affiliates: JPY 1,050 million      6. In addition to property, plant and equipment recognized in the
 2. Short-term payables to affiliates: JPY 12,422 million            balance sheet, the Company uses some computer equipment under
 3. Outstanding loan guarantees: JPY 5 million                       lease agreement.
 4. Accumulated depreciation on property, plant and equipment
    (including accumulated impairment losses) JPY 57,468 million  7. Increased net assets amount prescribed in Article 124, Item 3
 5. Assets pledged as collateral                                     of the Enforcement Regulations of the Commercial Code:
    Property, plant, and equipment JPY 392 million                   JPY 1,294 million

                      Statements of Income (unconsolidated)
                      -------------------------------------

                             (April 1, 2004 through
                                 March 31, 2005)

                                                                                     (unit: million yen)
------------------ ---------------- --------------------------------------- ------------- ---------------
                                                                                FY2004       FY2003
                                                                                          (reference)
                                    --------------------------------------- ------------- ---------------
                                     Operating income
                      Operating          Net sales                              203,315         150,558
                   profit and loss   Operating expenses
                                         Cost of sales                          107,067          86,008
                                         Selling, general, and                   54,337          40,772
                                            administrative expenses
 Ordinary profit                    --------------------------------------- ------------- ---------------
    and loss                                    Operating income                 41,910          23,776
                   ---------------- --------------------------------------- ------------- ---------------
                                     Non-operating income
                                         Interest and dividend income             1,940           1,614
                    Non-operating        Other                                    2,681           2,452
                   profit and loss   Non-operating expenses
                                         Interest expenses                          439             466
                                         Other                                    2,728           3,344
                   -------------------------------------------------------- ------------- ---------------
                                        Ordinary income                          43,365          24,033
------------------ -------------------------------------------------------- ------------- ---------------
Extraordinary       Extraordinary gain
profit and loss          Return of substitutional portion of Employees            2,503               -
                         Pension Fund
------------------ -------------------------------------------------------- ------------- ---------------
                    Extraordinary loss                                                -           2,996
                         Impairment loss
--------------------------------------------------------------------------- ------------- ---------------
       Net income before income taxes                                            45,868          21,036
--------------------------------------------------------------------------- ------------- ---------------
       Income taxes - current                                                     4,141              86
--------------------------------------------------------------------------- ------------- ---------------
       Income taxes - deferred                                                   13,305           8,993
--------------------------------------------------------------------------- ------------- ---------------
       Net income                                                                28,421          11,957
--------------------------------------------------------------------------- ------------- ---------------
       Retained earnings brought forward                                          3,020           2,180
--------------------------------------------------------------------------- ------------- ---------------
       Interim dividends                                                          2,457           1,473
--------------------------------------------------------------------------- ------------- ---------------
       Loss from disposition of treasury stock                                      446              16
--------------------------------------------------------------------------- ------------- ---------------
       Unappropriated earnings at the end of the year                            28,538          12,647
--------------------------------------------------------------------------- ------------- ---------------

 (Notes)  Amounts of less than one million are truncated.
          1.  Transactions with affiliated companies
                Sales                                                           JPY 105,138 million
                Purchases                                                       JPY 49,202 million
                Non-operating transactions                                      JPY 4,413 million
          2.  Net income per share                                              JPY 288.68
              Net income as reported on statement of income                     JPY 28,421 million
              Net income allocated to common stock                              JPY 28,218 million
              Amount not allocated to common stock
                Bonuses to officers by appropriation of earnings                JPY 203 million
                Average number of common shares outstanding during the fiscal year
                                                                                97,750,345 shares

                         Significant Accounting Policies
                         -------------------------------

1.  Valuation of securities

 (1) Investments in subsidiaries
     Stated at cost using the moving average method

 (2) Other securities

     (a)  Securities with fair value
          Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).

     (b)  Securities not practicable to estimate fair value
          Stated at cost using the moving average method

2.  Valuation of inventories

 (1) Finished goods

      Stated at cost using the periodic average method

 (2) Raw materials

      Stated at lower of cost or market using the periodic average method

 (3) Work in progress

      Stated at cost using the periodic average method

 (4) Supplies

      Stated at cost using the specific identification method

3.  Depreciation and amortization of non-current assets

 (1) Depreciation of plant and equipment

      Based on the declining balance method

      However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

 (2) Amortization of intangible fixed assets

      Based on the straight-line method

      However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

4.  Allowances

 (1) Allowance for doubtful accounts

      To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

 (2) Allowance for product warranty

      To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

 (3) Allowance for retirement benefits

      To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.

      Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees.

      Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

 (4) Allowance for officers' retirement benefits

      To provide for officers' retirement benefits, an allowance is provided for the aggregate amount payable at the end of the period pursuant to the Company's rules on officers' retirement benefits. This allowance is stipulated under Article 43 of the Commercial Code Regulations.

5.  Accounting for lease transactions

     Finance lease transactions not involving a transfer of title to the lessee are accounted for in the same way as usual operating lease transactions.

6.  Accounting for consumption taxes

     Consumption taxes are accounted using the net-of-tax method.


     Additional Information

     On October 1, 2004, Advantest received approval from the Minister of Health and Labor to return the substitutional portion of its Advantest's Employees' Pension Fund plans for the prior employees' services under the transfer of its Employees' Pension Fund plans to the defined benefit corporate pension plan. On February 24, 2005, Advantest paid the amount pertinent to the return (minimum liability reserve) to the national treasury. Temporary profit arising from the return of the substitutional portion is included in "extraordinary gain" and the effect of such return on income before income taxes and net income for the current consolidated fiscal year is JPY 2,503 million and JPY 1,494 million respectively.

                   Proposed Appropriation of Retained Earnings
                   -------------------------------------------
                                                                     (unit: yen)
     ------------------------------------------------- -------------------------
                           Item                                  Amount
     ------------------------------------------------- -------------------------
     Unappropriated earnings at the end of the year          28,538,243,896

     Earnings will be appropriated as follows:

     Dividends                                                2,310,590,375

          JPY 25 per share

     Directors' bonus                                           180,000,000

     Corporate Auditors' bonus                                   23,000,000

     General reserve                                         22,000,000,000


          Earnings to be carried forward                      4,024,653,521
     ------------------------------------------------- -------------------------
(Note)   On December 1, 2004, the Company paid interim dividends of
         JPY 25 per share (or JPY 2,457,584,825 in total) to its shareholders of record as of September 30, 2004.

               Copy of Independent Auditor's Report (Consolidated)
               ---------------------------------------------------

--------------------------------------------------------------------------------
                          Independent Auditor's Report
                          ----------------------------

                                                                    May 17, 2005

To the Board of Directors of Advantest Corporation:

                                                               Shin Nihon & Co.

                                                                Shigenori Hanada
                                                                ----------------
                                                              Engagement Partner
                                                        Certified Public Account

                                                                 Hiromichi Saito
                                                                 ---------------
                                                              Engagement Partner
                                                        Certified Public Account

                                                                  Kiyotada Osada
                                                                  --------------
                                                              Engagement Partner
                                                        Certified Public Account

We have audited the consolidated financial statements of Advantest Corporation for its 63rd fiscal year (April 1, 2004 through March 31, 2005), including the consolidated balance sheets and consolidated statements of income, for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue representations of material fact. The audit was conducted based on an audit by testing. In addition to a review of the consolidated financial statements as a whole, the audit included an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit. The auditing procedures also include procedures considered necessary for the subsidiaries and consolidated subsidiaries of Advantest Corporation.

In our opinion, the consolidated financial statements properly present the financial position and the results of operations of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with applicable laws and regulations and the Articles of Incorporation of Advantest Corporation.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

--------------------------------------------------------------------------------

     Copy of Board of Corporate Auditors' Audit Report (Consolidated)
     ----------------------------------------------------------------

--------------------------------------------------------------------------------
            Audit Report Concerning Consolidated Financial Statements

  This Audit Report was prepared by the Board of Corporate Auditors based on reports from each Corporate Auditor with respect to the methods and results of audit concerning the performance by each Board Director of his respective duty during the 63rd fiscal year (April 1, 2004 through March 31, 2005) of Advantest Corporation. We hereby report as follows.

1.   Methods of Audit

     Pursuant to the audit policies and plans established by the Board of Corporate Auditors, each Corporate Auditor has sought the reports and explanations on the consolidated financial statements, as well as reports on the accounting of the subsidiaries of the Company from directors and the like and the independent auditor, and inspected the state of business and assets of the Company.

2.   Results of Audit

     (1) The methods and results of audit performed by Shin Nihon & Co., the independent auditor of the Company, are appropriate.
     (2) As a result of the audit, no issues with respect to the consolidated financial statements have been deemed to require special mention or disclosure.


May 20, 2005
                            Board of Corporate Auditors of Advantest Corporation

                                Noboru Yamaguchi
                                -----------------------------
                                Standing Corporate Auditor

                                Tadahiko Hirano
                                -----------------------------
                                Standing Corporate Auditor

                                Takashi Takaya
                                -----------------------------
                                Corporate Auditor

                                Kuniaki Suzuki
                                -----------------------------
                                Corporate Auditor

(Note) Takashi Takaya and Kuniaki Suzuki are outside corporate auditors appointed pursuant to Article 18, Paragraph 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" .

--------------------------------------------------------------------------------

                      Copy of Independent Auditor's Report
                      ------------------------------------

--------------------------------------------------------------------------------
                          Independent Auditor's Report
                          ----------------------------

                                                                    May 17, 2005

To the Board of Directors of Advantest Corporation:

                                                        Shin Nihon & Co.

                                                       Shigenori Hanada
                                                       ----------------
                                                     Engagement Partner
                                               Certified Public Account


                                                         Kiyotada Osada
                                                         --------------
                                                     Engagement Partner
                                               Certified Public Account

We have audited the financial statements, which included the balance sheets, statements of income, the business report (limited to accounting matters), the proposed appropriation of retained earnings and the supporting schedules (limited to accounting matters), of Advantest Corporation for its 63rd fiscal year (April 1, 2004 through March 31, 2005) for the purpose of reporting under the provisions of Article 2, Paragraph 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations." With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company. The management of the Company was responsible for the preparation of these financial statements and the supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and the supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and the supporting schedules do not contain any untrue representations of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements and the supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit. The auditing procedures also include those considered necessary for its subsidiaries.

As  results of audit, our opinion is as follows;
   (1) the balance sheets and statements of income present properly the financial position and the results of operations of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (2) the business report, as far as the accounting sections are concerned, presents properly the current status of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (3) the proposed appropriation of retained earnings has been prepared in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (4) the supporting schedules, as far as the accounting sections are concerned, have been prepared in conformity with the provisions of the Commercial Code.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

--------------------------------------------------------------------------------

                Copy of Board of Corporate Auditors' Audit Report
                -------------------------------------------------

--------------------------------------------------------------------------------
                                  Audit Report

  This Audit Report was prepared by the Board of Corporate Auditors based on reports from each Corporate Auditor with respect to the methods and results of audit concerning the performance by each Director of his respective duty during the 63rd fiscal year (April 1, 2004 through March 31, 2005) of Advantest Corporation. We hereby report as follows.

1.   Methods of Audit

     Pursuant to the audit policies established by the Board of Corporate Auditors, each Corporate Auditor has attended meetings of the Board of Directors and other important meetings, posed questions to Directors or Auditing group, etc., on the state of business, reviewed important approval-granting documents, inspected the state of business and assets at the Head Office and other important branch offices, and reviewed the financial statements and the supporting schedules upon report from independent auditors. The Corporate Auditors have also sought reports from subsidiaries of the Company on their state of business, and performed on-site inspection of the state of business and assets of important subsidiaries whenever necessary.

     In the case of any engagements in competing transactions by a Director, transactions involving any conflicts of interests between the Company and a Director, offering of advantage by the Company for no consideration, transactions at unusual terms with a subsidiary or shareholder, or the acquisition or disposition of treasury stock, the Corporate Auditors have, in addition to the method of audit described above, requested reports from the Directors and inspected such transactions in detail if necessary.

2.   Results of Audit

     (1) The methods and results of audit performed by Shin Nihon & Co., the independent auditor of the Company, are appropriate.
     (2) The business report of the Company accurately presents the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
     (3) In consideration of the financial position of the Company and other matters, the proposed appropriation of retained earnings plan presents fairly all matters required to be presented, and no irregularity was found that need to be pointed out.
     (4) The supporting schedules present fairly all matters required to be presented, and no material irregularity requiring disclosure was found.
     (5) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors, including activities related to subsidiaries of the Company.
         In addition, no breach of fiduciary duty by Directors was found with respect to engagements in competing transactions by a Director, transactions involving any conflict of interest between the Company and a Director, offering of advantage by the Company for no consideration, transactions at unusual terms with subsidiaries or shareholders, or the acquisition or disposition of treasury stock.


May 20, 2005
                            Board of Corporate Auditors of Advantest Corporation

                                  Noboru Yamaguchi
                                  -----------------------------
                                  Standing Corporate Auditor

                                  Tadahiko Hirano
                                  -----------------------------
                                  Standing Corporate Auditor

                                  Takashi Takaya
                                  -----------------------------
                                  Corporate Auditor

                                  Kuniaki Suzuki
                                  -----------------------------
                                  Corporate Auditor

(Note) Takashi Takaya and Kuniaki Suzuki are outside corporate auditors appointed pursuant to Article 18, Paragraph 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations."

--------------------------------------------------------------------------------

                           Memorandum to Shareholders
                           --------------------------

Balance sheet date:         March 31 of each year

Ordinary general meeting of shareholders: June of each year

Decision on shareholders of record qualified to receive dividends: March 31 of each year and September 30 when interim dividends are paid.

Newspaper for public notice:
The Nihon Keizai Shimbun
Public notice for business results are posted on the Advantest website. (http://www.advantest.co.jp/investors/)

Transfer agent: Main Office, Tokyo Securities Transfer Agent Co., Ltd.

Place for share transfer business:
Togin Bld. 3F, 4-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005
Toll free number: (0120)49-7009
Telephone: (03)3212-4611

Share transfer agent:
Tokyo Securities Transfer Agent Co., Ltd. and its sales offices and other share transfer agents

*Notice on each share transfer agent

Tokyo Securities Transfer Agent Co., Ltd. would like to announce that, effective as of May 23, 2005, the main office of Chuo Mitsui Trust and Banking Company and its branches nationwide were designated as agents for the share transfer business. Accordingly, they are now implementing share transfer businesses. Also please note that the agent businesses at the main office of Mizuho Investors Securities and its branches nationwide will be completed on November 30, 2005.

Number of shares comprising one unit: 100 shares

Notice: Demand for sales of fractional shares and demand for purchase of fractional sales

The share transfer agents mentioned above accept demands for sales and purchases of fractional shares. The handling of any demand for a purchase of fractional shares will be suspended for the 12 business days prior to March 31 and the 12 business days prior to September 30, up to March 31 and September 30, respectively. In addition, Tokyo Securities Transfer Agent Co., Ltd. may suspend the handling of demands for the purchase of fractional shares for a certain period designated by the company.

Registration of lost share certificates:

Those who have lost share certificates may fulfill the procedures concerning the lost share certificates at the share transfer agents mentioned above. When such procedures are complete, the symbol and number of lost share certificates are registered on the lost share certificate registration book, which will in turn be available for public inspection. Should there be no objection to such registration or obliteration of registered lost share certificates for a period of one year, those who have lost share certificates may receive the delivery of new share certificates. The fees charged for the registration will be a basic fee of JPY 10,000 and an additional fee of JPY 500 per lost certificate.

*For inquiries on details, please contact the above share transfer agents.